Exhibit 99.3

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-220346) of Brookfield Business Partners L.P of our report dated June 15, 2018 relating to the financial statements of Toshiba Nuclear Energy Holdings (US) Inc. and Toshiba Nuclear Energy Holdings (UK) Ltd., which appears in Brookfield Business Partners L.P.’s Form 6-K dated March 5, 2019.

/s/ PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 20, 2019